Filed by Novellus Systems, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novellus Systems, Inc.

Commission File No.: 000-17157

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LRCX - LAM RESEARCH TO DISCUSS MERGER AGREEMENT TO ACQUIRE NOVELLUS SYSTEMS CONFERENCE CALL
EVENT DATE/TIME: DECEMBER 14, 2011 / 11:15PM GMT
OVERVIEW:
LRCX announced that it has entered into a definitive merger agreement to acquire Novellus Systems, Inc. in an all-stock transaction valued at $3.3b.

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DECEMBER 14, 2011 / 11:15PM GMT, LRCX - Lam Research To Discuss Merger Agreement to Acquire Novellus Systems Conference Call

C O R P O R A T E  P A R T I C I P A N T S

Shanye Hudson Lam Research Corp. - Director, IR

Steve Newberry Lam Research Corp. - CEO and Vice Chairman

Rick Hill Novellus Systems, Inc. - Chairman and CEO

Martin Anstice Lam Research Corp. - President and COO

Ernie Maddock Lam Research Corp. - SVP and CFO

Tim Archer Novellus Systems, Inc. - COO

C O N F E R E N C E  C A L L  P A R T I C I P A N T S

Satya Kumar Credit Suisse - Analyst

Stephen Chin UBS - Analyst

Timothy Arcuri Citigroup - Analyst

CJ Muse Barclays Capital - Analyst

Jim Covello Goldman Sachs - Analyst

Krish Sankar Bank of America Merrill Lynch - Analyst

Atif Malik Morgan Stanley - Analyst

Chris Blansett JPMorgan - Analyst

Jagadish Iyer Piper Jaffray - Analyst

Patrick Ho Stifel Nicolaus - Analyst

Edwin Mok Needham & Company - Analyst

Vishal Shah Deutsche Bank - Analyst

Weston Twigg Pacific Crest Securities - Analyst

P R E S E N T A T I O N

Operator

Ladies and gentlemen, thank you for standing by. Welcome to the Lam Research and Novellus Systems joint conference call. During today’s presentation, all parties will be in a listen-only mode. Following the presentation, the conference will be opened for questions. (Operator Instructions).

At this time, I would like to turn the conference over to Shanye Hudson, Director of Investor Relations for Lam Research. Please, go ahead ma’am.

Shanye Hudson - Lam Research Corp. - Director, IR

Thank you, Vince and good afternoon, everyone. Thank you, very much for joining us on our call today in which Lam Research is announcing a definitive merger agreement to acquire Novellus Systems. Joining me from Lam Research are Steve Newberry, CEO and Vice Chairman; Martin Anstice, President and COO; and Ernie Maddock, CFO. Also here with us from Novellus Systems is Rick Hill, Chairman of the Board and CEO, as well as Tim Archer, COO.

Prior to turning the call over to Steve to share his thoughts on this exciting combination, I need to remind you of our safe harbor statements. This announcement contains or may contain forward-looking statements concerning Lam and Novellus (together such companies and their subsidiaries being the “Merged Company”), which are subject to the safe harbor provisions created by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements relating to the following, the expected benefits of the merger and the repurchase program, the expected accretive effect of the merger and the repurchase program on the merged company’s financial results, expected synergies, the expected impact for customers, employees, and end-users, future capital expenditures,

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DECEMBER 14, 2011 / 11:15PM GMT, LRCX - Lam Research To Discuss Merger Agreement to Acquire Novellus Systems Conference Call

expenses, revenues, earnings, economic performance, financial condition, losses, and future prospects; business and management strategies, and the expansion and growth of Lam’s or Novellus’ operation; the effect of government regulation on Lam’s, Novellus’ or the merged company’s business, future industry developments, and trends, the anticipated timing of shareholder meetings, and completion of the proposed merger and the repurchase program, and assumptions underlying any of the foregoing statements.

These forward-looking statements are based upon the current beliefs and expectations of the management of Lam and Novellus and involve risk and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. For a discussion of these risks and uncertainties, please see Lam’s and Novellus’ periodic reports filed with the SEC and their SEC filings related to the proposed transaction, including Form 8-K filings under Rule 425 and the joint proxy and registration statements the parties expect to file.

Neither Lam nor Novellus can give any assurance that such forward-looking statements will prove to have been correct. Neither Lam nor Novellus nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein whether as a result of new information, future events, or otherwise, except to the extent legally required.

Following our prepared comments, please direct your questions to the new combined company management team, including Martin, Tim and Ernie. With that I’ll turn our call over to Steve.

Steve Newberry - Lam Research Corp. - CEO and Vice Chairman

Thank you Shanye, and good afternoon, everyone. And I want to thank you for joining us this afternoon on very short notice. This is clearly a very important day for Lam and Novellus, and we think for the entire semiconductor equipment and IC manufacturing industry as two strong technology, productivity, and market leaders join together.

For approximately three decades, both companies have been a prominent part of this industry and are among a small group in this space that have had such longevity and a positive impact to our customers and shareholders.

We’ve done business alongside Novellus for years and have great respect for their organization and leadership depth. More importantly, this combination makes sound business sense given our cultural similarities, technology adjacencies, and complementary customer and supplier base, all of which is good news for our customers, our investors, and also our respective global organizations.

We think the timing of this announcement is important to the rationale of the transaction. Both companies share a view of the marketplace in terms of new growth drivers, and the need for fast innovative solutions to help our customers address the tremendous challenges associated with emerging technology transitions.

Both Rick and I and the management teams of Lam and Novellus strongly agree that now is the time to put our companies together, ready to lead the next generation of wafer fab equipment technology solutions.

Most of you know of my pending retirement from the CEO position at Lam in the coming days. Yet, I couldn’t be more excited about the combination of these two great companies. I am looking forward to Martin’s leadership of the combined company who along with Tim Archer and Ernie Maddock form one of, if not, the most capable C-level teams in our industry. I also look forward to my own continued participation with the company in an executive position as Vice Chairman of the Board. Martin will be leading the presentation today, but first a few words from Rick.

Rick Hill - Novellus Systems, Inc. - Chairman and CEO

Thanks Steve, it’s hard to believe that after 18 years, the big bang has finally happened. This merger is not a synergistic transaction, but rather a seismic transaction. We are combining the Park Place and Boardwalk of the semiconductor capital equipment industry. We are changing the landscape of the entire industry. We’re combining the two best run companies in the industry with the best management teams and the best technology when the industry most needs it.

With 2x and beyond on the technology roadmap and the conversion to 450 millimeters ahead of us, now is the time to address this on a much larger platform.

I’ll let Martin talk to you more about the details and like Steve, I’ll be stepping aside upon the closing of this deal and I could not think of a better way to cap my career. I’ll also look forward to continuing to support the combined companies by being a major investor in that company and also continuing to advise them on an advisory role for the Board and the management team. To our customers, our shareholders and my colleagues at Novellus, this is a terrific opportunity and we’re looking forward to it. Now, I’ll turn it over to Martin.

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DECEMBER 14, 2011 / 11:15PM GMT, LRCX - Lam Research To Discuss Merger Agreement to Acquire Novellus Systems Conference Call

Martin Anstice - Lam Research Corp. - President and COO

Thanks Steve and Rick. I’d certainly echo your comments, but it’s great to be here and a great day for these companies and we believe also for the broader stakeholder community. In fact, it’s a transformative day for all of us and we think a very important milestone for the industry as well.

I will quickly touch upon a few of the key terms of this deal, which Ernie will cover in greater detail a bit later on the call. This is an all-stock deal valued at $3.3 billion, which translates to $44.42 per share. When completed, current Lam shareholders will own approximately 59% of the combined entity with Novellus’ investors owning 41%.

Lam is also instituting a new share repurchase program, which replaces the existing authorization from our Board of Directors. As a result, we plan on repurchasing approximately $1.6 billion of stock within 12 months following the transaction close. This buyback program accelerates the opportunity for the transaction to become significantly accretive.

Additionally, we anticipate the transaction to close within our fiscal year ending June 2012. Finally, we would like to reaffirm the December quarter guidance provided during Lam’s prior earnings call.

As Steve mentioned, both organizations have roughly 30 years of experience in the industry. This shared history along with our close proximity to each other has led to cultural synergies that we believe will ease the integration and value creating process. The two companies are complementary in very important ways.

At Lam, we’re technology and market leaders in our established markets of etch and single-wafer clean. Novellus specializes in deposition technology and holds a leadership position across several key deposition segments as well as dry strip technology.

All of these areas are critical to the manufacturing of next generation semiconductors, which I’ll discuss a little more in a moment. We also complement each other on the customer technology and engagement fronts. Worthy of note, Novellus holds a strong position in the microprocessor segments, an area where we currently have less exposure, but importantly have been gaining momentum in the last couple of years. We believe this accelerates our potential.

Similarly, we believe that we bring to Novellus improved opportunities within the memory segment and in foundries, an area of strength for Lam. In total, the combined company is well positioned at all of the top ten semiconductor manufacturers and in one step; we believe this transaction fundamentally increases our relevancy as a critical solutions partner to our customers.

To provide some further context, this deal is taking shape at a critical time for our customers and for our industry. Bringing Lam and Novellus together in many ways is the right transaction at the right time. We share a common view that over the next several years, the semiconductor industry will see meaningful growth driven by an insatiable appetite for mobile products, the emergence of cloud computing and to a lesser extent, the global PC refresh cycle. At the same time the complexity of the devices that are powering this growth is increasing.

In the highly competitive mobile space, smartphone, tablets and other mobile computing devices require manufacturers must innovate at an ever increasing pace, needing to deliver greater functionality and performance capabilities at ever lower levels of power consumption and lower total cost.

For semiconductor manufacturers that means unprecedented challenges to their product roadmaps. To meet these requirements, the industry is moving to complex new architectures including 3D memory and finFET device structures.

Additionally, leading device manufacturers are preparing for the eventual migration to 450 millimeter wafers. For our customers, these major migrations heighten the importance of having strategic relationships with suppliers who have the scale, capital strength, and most importantly the technical, operational and leadership ability to meet their ever growing challenges.

Today, Lam and Novellus as technical leaders in their respective fields partner closely with customers as stand-alone companies to resolve the problems they encounter as they developed and put into production their next-generation technologies. This merger has the potential to take the model of collaboration to an entirely new level.

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DECEMBER 14, 2011 / 11:15PM GMT, LRCX - Lam Research To Discuss Merger Agreement to Acquire Novellus Systems Conference Call

With a broader product and services portfolio encompassing critical adjacent steps in the semi-manufacturing process, we can leverage investments in innovation and can jointly deliver optimized solutions tailored to our customers’ needs. Our increased scale also affords us the ability to build upon the comprehensive support capabilities that both companies currently deliver to the customer base today.

And finally, by combining, we bring together well-regarded management breadth and depth, including a very complementary leadership team led by Tim and I who are responsible for bringing together two extremely capable and competent employee populations.

We intend to execute the integration in such a way that employees can remain highly focused on the deliverables and the opportunities before us, while minimizing business disruption. The alignment to stated objectives, the excitement around the potential for strengthening the future of both companies is tangible and building each and every day, we have worked together through the process up to this point. I’m very confident that will continue.

I’ll spend the next few minutes discussing in more detail why this deal makes great sense strategically and financially. There are a number of key strategic takeaways that I’d like to share with you first. This is a continuation of our adjacent market growth strategy and is a very intuitive next step in the execution of our strategic plan. Lam and Novellus have very complementary products and technologies.

Next, our technology adjacencies and combined R&D teams will enable us to accelerate the pace of innovation as we collaborate on customer problems and design comprehensive technology solutions. At Lam, we refer often to cycles of learning as we collaborate with customers to identify and address problems. Together with Novellus, we can speed up the pace of those cycles leading to optimized solutions that will enable the technology migration path for customers while creating market advantages for our combined company.

In addition, by leveraging the business advantages I’ve outlined, we believe we can accelerate the combined company’s revenue growth profile through one, our adjacent’s technical knowledge; two, our ability to deliver products and solutions that neither could have offered independently; and three, by the complementary customer relationships of both companies.

And finally, we see significant opportunity for synergies. While Ernie will be discussing cost synergies in further detail, I would also like to point out that the opportunities that arise from faster learning cycles and a more comprehensive understanding of integrated process flows are very valuable.

Combined Lam and Novellus will address between 30% and 35% of the wafer fabrication equipment markets, which we forecast to be between $30 billion and $32 billion in 2011. Lam has held the number one position in etch for nearly a decade and has been the leader in conductor etch for even longer, a segment which is growing to nearly 50% of overall etch due in part to the adoption of multi-patent processing schemes combined with strong market share and dielectric etch, we are well positioned to benefit from the transition to new technologies such as 3D device structures, through-silicon via, interconnect and packaging.

Lam is also a leading player in the single-wafer clean market, a segment of which is growing as a percentage of wafer fab spend as customers continue to transition from batch processing for improved performance on the wafer.

Novellus is a recognized leader in the deposition market offering differentiated productivity solutions and process expertise in the areas of semiconductor processing and advance packaging. Like Lam, they have employed a successful strategy to focus on developing products designed to meet next-generation technology needs.

To that end, they have a suite of products that position them well for new technologies we’ve been discussing, such as vertical memory, finFET, through-silicon via and wafer-level packaging.

In addition to the semiconductor product segments, we both have strong service organizations in spares businesses. Both companies routinely rank among the most valued suppliers from a support perspective, which is a reflection of our customers’ trust in our ability to quickly resolve issues and to maximize overall tool productivity.

Finally, Novellus is also a technology leader in certain areas of wafer grinding and polishing for industrial applications with the Peter Wolters brand, which is expected to grow significantly over the next couple of years.

I’ll stop here for a moment and ask Ernie Maddock, our CFO to walk through the financial profile of the combined company and provide some further insights into our thinking about the transaction. Ernie?

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DECEMBER 14, 2011 / 11:15PM GMT, LRCX - Lam Research To Discuss Merger Agreement to Acquire Novellus Systems Conference Call

Ernie Maddock - Lam Research Corp. - SVP and CFO

Thanks Martin, and let me add my welcome to everyone on the call. We appreciate you joining us here today. Martin briefly addressed the reasons why we think the combined company is positioned to accelerate its revenue growth profile.

On the cost front, we also see the opportunity for significant synergies. In the areas of manufacturing and supply chain, we have the ability to streamline systems and infrastructure, leverage a common supply base and realize the benefits from overall scale. We will also be in a position to realign more than $1 billion of SG&A and R&D expenses for increased competitive advantage. All told, these opportunities will allow us to exit calendar year 2013 with approximately $100 million in annualized synergies.

Relative to the balance sheet, the pro forma company will have a significantly stronger capital base, which currently includes about $3.1 billion in cash and investments, and $1.7 billion in debt. Approximately $700 million of this debt will not mature for nearly 30 years and the remaining $900 million matures equally in 2016 and 2018.

This capital structure effectively positioned us to pursue strategic growth plan, support the $1.6 billion share repurchase program and preserve necessary capital flexibility. The share repurchase program is expected to be completed within 12 months of close and will be funded by the existing onshore cash of the combined company. During this same period, we would expect to further augment onshore cash balances from ongoing operational cash flow.

Taken together, the synergies and share repurchase program creates the opportunity for the transaction to be accretive within 12 months of closing. The all-stock structure of the transaction is designed to be capital efficient for all shareholders utilizing existing economically advantageous debt and avoiding the need to access capital markets and triggering change in control covenants present in Novellus’ convertible bond.

The share repurchase program conveys our commitment to rapidly reduce the dilutive effects of the transaction, while enhancing accretion in the early years, in effect the size and timing of the buyback makes the transaction structure equivalent to a 48% cash and 52% stock structure and benefit shareholders by preserving capital.

Let me turn it back over to Martin to briefly outline our integration plans.

Martin Anstice - Lam Research Corp. - President and COO

Turning now to the subject of integration, I would remind you that each of our speakers this afternoon mentions the complementary fits between Lam and the Novellus in some way, shape, or form. In a transaction of this size, it is hard to over emphasize the value of the cultural fit and geographic proximity of companies, hard to over emphasize the value of common objectives and the management disciplines also.

Both Lam and Novellus have been in this business for approximately three decades and know each other very well from the formal and informal partnerships that have occurred over many years and at many levels during that time.

The executive management structure of the company has been decided and our planning process will commence in earnest after the holiday period. As should be apparent, this transaction is founded on the significant revenue and cost synergy opportunities and that’s the way we’re approaching the integration to get the best leverage out of the strengths of the respective organizations to manage the combined company in the interest of all stakeholders.

We’ve already largely identified the sources for tech control and product efficiencies and we have good recognition of the customer relationship dynamics. We have quantified overall cost synergies as we’ve just outlined and we will be well prepared to hit the ground running at the closing.

To conclude, this is an exciting transaction for Lam and Novellus with significant opportunity to create value across our core constituencies. For customers, we will be able to provide the power of a complementary set of skills, technologies, and adjacent products. We will be positioned to innovate at a faster rate to deliver even more cost effective solutions and to address the industry’s biggest technical challenges from new and complex chip architectures through to the 450 millimeter migration.

For shareholders, Lam and Novellus together offer an attractive financial profile featuring enhanced revenue growth potential, significant synergy opportunities and the benefits of a transaction structure that will deliver enhanced accretion.

Finally, our global organization will benefit from a stronger industry position. These two companies have tremendous talent and they will be able to put it to full use in pursuit of common goals to lead the industry in developing the next generation technologies that our customers will need to be successful.

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DECEMBER 14, 2011 / 11:15PM GMT, LRCX - Lam Research To Discuss Merger Agreement to Acquire Novellus Systems Conference Call

In conclusion, I know that on behalf of the combined company management team, including Tim, Ernie, and myself here today, this is a tremendous honor to assume leadership at such an opportunistic time for a combined company of this scale and scope. It is a wonderful statement of value and commitment to know that our departing CEOs Steve and Rick are available to us providing guidance, counsel and support ongoing. We hope that you agree that this is a compelling transaction for all concerns.

Now, we’ll take your questions.

Shanye Hudson - Lam Research Corp. - Director, IR

Thank you Martin. I would once again ask that questions be directed to the new management team and please that you limit your questions to one per firm with a brief follow up. Operator, we’re ready for our first question.

Q U E S T I O N   A N D   A N S W E R

Operator

(Operator Instructions). Satya Kumar, Credit Suisse.

Satya Kumar - Credit Suisse - Analyst

Yes, hi thanks and congratulations to Martin and Tim, and my best wishes again to Steve and now to Rick as well, I guess it was long time coming I guess Rick, so congrats on that.

Rick Hill - Novellus Systems, Inc. - Chairman and CEO

Thank you very much.

Satya Kumar - Credit Suisse - Analyst

I guess Rick the acquisition price sounds like --

Rick Hill - Novellus Systems, Inc. - Chairman and CEO

(Multiple speakers) direct it to Martin, the question.

Satya Kumar - Credit Suisse - Analyst

Well it’s actually to you, I guess since you’re still the CEO of Novellus.

Rick Hill - Novellus Systems, Inc. - Chairman and CEO

Okay.

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DECEMBER 14, 2011 / 11:15PM GMT, LRCX - Lam Research To Discuss Merger Agreement to Acquire Novellus Systems Conference Call

Satya Kumar - Credit Suisse - Analyst

The acquisition price seems like a fairly good deal for Lam from my vantage point. Were there ultimate bidders for Novellus or was this not a competitive situation? And if there were someone else interested in Novellus, what’s the magnitude of the breakup fee here?

Rick Hill - Novellus Systems, Inc. - Chairman and CEO

We will review all of that in the proxy statement at the appropriate time and we won’t discuss that here. Thanks for asking, but -- go ahead.

Satya Kumar - Credit Suisse - Analyst

Okay. And I have a quick follow up I guess for Ernie or Martin. The buyback that you announced, the $1.6 billion, is that a linear buyback over time or is that a function of the stock price as well and can you remind us what’s the combined onshore cash balance for the Company?

Ernie Maddock - Lam Research Corp. - SVP and CFO

Satya, this is Ernie. We haven’t finalized the structure of the repurchase program, but we would expect it to be significantly linear, provided market conditions are appropriate and the onshore cash balances of the Company post-closing will be somewhat slightly north of $2.1 billion at today’s dollars and of course there will be onshore generation between now and the time of closing. So we would anticipate that even with the repurchase the combined company will have sufficient onshore liquidity for any of its operating needs.

Satya Kumar - Credit Suisse - Analyst

Got it. Thank you.

Operator

Stephen Chin, UBS.

Stephen Chin - UBS - Analyst

Okay. Thank you. And congratulations to you all on the deal too. So, Martin just wanted to follow up on the question of why now the -- and you call that more efficient R&D spending as part of the [curious] merger, if we look back Novellus has been quite efficient on R&D spending and Lam has been quite aggressive in R&D spending. Any early thought on how to think about an R&D strategy for this new combined company?

Martin Anstice - Lam Research Corp. - President and COO

Yes, I think that’s a good question, I mean I would say in terms of why now, hopefully the answer is obvious, I mean a big part of today’s message is really about the inflection points and the opportunities that are available to us. And frankly speaking, I think the opportunities today are at an all-time high for us because of the magnitude of inflections, whether they are device schemes or 450 millimeter wafers.

Specifically to the R&D, kind of plan a record for the company, obviously we have some work ahead of us prior to the period of closing. But -- and the profile of the R&D investments of the standalone companies has been different, but it’s been different for very rational reasons. And I think we share a very common commitment to make the investments necessary to support the long-term success of all of our businesses and I think that’s the very appropriate headline standalone combined, that’s what we’re doing.

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DECEMBER 14, 2011 / 11:15PM GMT, LRCX - Lam Research To Discuss Merger Agreement to Acquire Novellus Systems Conference Call

Stephen Chin - UBS - Analyst

And maybe a quick follow up question for Ernie. In terms of the cost savings of $100 million, Ernie, any -- and I’m trying to model that across supply chain efficiencies or similar contract manufacturers or just overlapping the sales team, any thought on how to think about that?

Ernie Maddock - Lam Research Corp. - SVP and CFO

Yes, based on the work we’ve done so far, we would expect roughly half of those, so if you are looking at a 2013 exit annualized run rate of $25 million a quarter, you’d look at half of those in the gross margin line as a result of material cost savings and other systems and process streamlining and the remaining half would be below the line in terms of R&D, SG&A, and other sorts of OpEx.

Stephen Chin - UBS - Analyst

Okay. Congrats again and good luck.

Martin Anstice - Lam Research Corp. - President and COO

Thanks.

Operator

Timothy Arcuri, Citi.

Timothy Arcuri - Citigroup - Analyst

Hi guys, I will echo the congrats on this, this has been long rumored obviously, so it’s great. I guess from the perspective of why now, I mean my question is more kind of why now versus six months ago because some of the dynamics driving the deal 450 millimeter, those have been around for -- (inaudible) obvious for the past year or so. So, is there something that’s changed kind of on the 450 front where you think that the customers are sort of pushing more heavily on that, that has driven this today versus six months ago? And then I had a follow up, thanks.

Martin Anstice - Lam Research Corp. - President and COO

I think in terms of the strategic significance of a conversation like this Tim, the nuances of six months ago versus today are of complete irrelevance for us. So, certainly relative to the specific reference to 450 millimeters, nothing has changed in the last six months that causes us to be in one position or another relative to this combination. This is a very strategic decision; it’s taken a lot of thought for both companies to your point, (inaudible) for many years in some respects and we’re very excited about the relevance of the combined company in the context of the industry and the option of these -- the opportunities going forward.

Timothy Arcuri - Citigroup - Analyst

Great, then Martin can you talk about, I mean obviously there is really only few customers that matters, Samsung, Intel and TSMC and can you talk about what their reaction has been to this if they were even aware of it and sort of what you anticipate the reaction will be from the customers?

Martin Anstice - Lam Research Corp. - President and COO

Yes, I would certainly correct your statement; there are more than three customers that matter, every customer matters. But to the essence of your point, there are three big guys quite clearly and we’re bound by a lot of rules in terms of what we communicate and when and clearly this is the beginning of a communications process and we will be dialoguing with customers, Tim and I both in the coming days, in fact beginning this evening.

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DECEMBER 14, 2011 / 11:15PM GMT, LRCX - Lam Research To Discuss Merger Agreement to Acquire Novellus Systems Conference Call

And frankly speaking, I think that we believe customers will recognize our ability to provide a broader set of solutions at a faster pace. And over many years, we’ve had certain very strategic customers, some in the mix of the three you just mentioned who have really articulated their view of the benefit of scale, their view of the benefit of critical solutions, adjacency. And so I think we are expecting a very positive reaction to the announcement that we are sharing with you today. Tim, do you have any additional comments there?

Tim Archer - Novellus Systems, Inc. - COO

No, I think that’s right. Our customers clearly recognize that consolidation of suppliers is good from the perspective of the speed at which a company can provide a technology solutions. And so while we have not yet had those conversations I fully expect that they will be viewed very positively by not only the big three, but throughout the industry.

Timothy Arcuri - Citigroup - Analyst

Great guys, awesome. Thanks a lot.

Martin Anstice - Lam Research Corp. - President and COO

Thank you.

Operator

CJ Muse, Barclays Capital.

CJ Muse - Barclays Capital - Analyst

Yes. Good afternoon. Thank you for taking my question. I guess, first comment, Steve, Rick, you guys will be missed, so thank you so much.

Rick Hill - Novellus Systems, Inc. - Chairman and CEO

You’re kind.

CJ Muse - Barclays Capital - Analyst

Martin, combined you’re taking about 12% wafer fab equipments, that brings you to the fourth largest equipment companies, so not a huge change there but clearly more scale and you’re talking about critical problems, challenges at today’s node, at the next node. So, curious if you could give us the framework of how you think you can grow as a combination that 12% wafer fab equipment and where it could go to in the next couple of years?

Martin Anstice - Lam Research Corp. - President and COO

Yes. I mean we’ve clearly articulated in some of the prepared comments the opportunities in terms of the share of wafer fab spending that we believe are available to us here. I think there are kind of two principle themes, one of them is the benefit to each other of our respective strengths in the customer base that are close to being ideal in terms of their complement. This is really a very nice transaction from that perspective and so the type of access and the type of dialogs that each of us have with customers favors one of us in almost every situation. And I think taking advantage of that more broadly across the portfolio of products and services is a great opportunity for the combined companies.

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DECEMBER 14, 2011 / 11:15PM GMT, LRCX - Lam Research To Discuss Merger Agreement to Acquire Novellus Systems Conference Call

I also think what goes with the adjacent market growth strategy that we’ve described over the last five years is an increasing ability to capture knowledge around device integration. And whether that is knowledge to get supply to the development of hardware and engineering, whether it’s knowledge to get supply to the developments of process, even process optimization across multiple processing steps, there really are some very natural opportunities in front of us.

And I think for those that are listening, thinking, oh! I’ve heard this story before, I think one of the things that I would like to emphasize is that our companies have been successful as a byproduct and believe in the focus on best-in-breed solutions and that is going to continue. And so we have an opportunity here to do something rather special which creates the breadth of portfolio that we are articulating and to do it in a way that we truly are one company that we eliminate prospectively any risk of silo decision-making between business units and that’s a unique value proposition in the industry and a big part of what Tim and I together are really going to focus on. Tim, any additional comments there?

Tim Archer - Novellus Systems, Inc. - COO

No. I think there’s a tremendous amount of collective learning that each side can gain from the other. And as Martin said, we do not have any intention to depart from the focus that both companies have had on best-of-breed toolset delivery. We think that that’s really what it require -- is required to win in the marketplace and in the combination, we won’t deviate from that as our core strategy.

CJ Muse - Barclays Capital - Analyst

Very helpful. And as my follow-up, Ernie, is there anything that we should be thinking of in terms of the Novellus convert implications for you as well as in terms of M&A, I’m assuming that all stock buybacks now are on hold for you guys?

Ernie Maddock - Lam Research Corp. - SVP and CFO

That’s true. We will be re-opening our window post our earnings call and we’ll have a brief period of time between [exiting] our post-earnings blackout and the mailing of the proxy with which or in which we can enter the market and do share repurchases and we would expect that to be 20 to maybe 30 trading days. And relative to Novellus’ debt, we are very comfortable in terms of being able to assume the existing debt with no change of terms including the preservation of the tax advantages that were an underlying part of the strategy behind the debt offering.

CJ Muse - Barclays Capital - Analyst

Perfect. Thank you.

Operator

Jim Covello, Goldman Sachs.

Jim Covello - Goldman Sachs - Analyst

Hi guys, good evening. Thanks so much for taking the question. Let me reiterate my congratulations to everybody involved, but Rick, especially you, you’ve kind of been a great representative of this industry for a very long time and this is a terrific way to leave your CEO post. So congratulations.

Rick Hill - Novellus Systems, Inc. - Chairman and CEO

Thank you, Jim, very much. Again, you’re kind.

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DECEMBER 14, 2011 / 11:15PM GMT, LRCX - Lam Research To Discuss Merger Agreement to Acquire Novellus Systems Conference Call

Jim Covello - Goldman Sachs - Analyst

I guess, look, there has been -- there is so many good strategic rationales for this combination which is why it’s been discussed on a lot of levels for so long. But the one that intrigues me most today I guess is the opportunity for Lam to gain incremental penetration in the microprocessor segment. I guess we’ve all been working under the assumption that 450 millimeter was going to represent a very big opportunity for Lam in the microprocessor segment, but do we think the combination of this transaction can accelerate the opportunity for Lam in microprocessors? Do we still think the sweet spot of that opportunity is at 450? Thank you.

Martin Anstice - Lam Research Corp. - President and COO

I think I articulated in my prepared comments actually that we’re certainly optimistic of an ability to leverage our respective strengths across our customer base and you just referred to one of them. What we have, I think as a stand-alone Company been articulating for some time now is that our engagement level in the last two years has consistently increased and we have a very different engagement in a positive way today as a stand-alone Company than we did a couple of years ago.

And I think this can only make that better, and we’re very focused not just on 450 millimeter transition and opportunities to provide solutions to our customers that allow them to be successful to their definition of success but to the extent those inflection points might be at the transition architecture point of view, 300 millimeter opportunities are certainly in the mix of our interest as well. So, time will tell. As you know, it takes a lot of hard work to get a selection in our industry, and we have been making those investments for many years now and that will continue.

Jim Covello - Goldman Sachs - Analyst

Thanks a lot for that. Congratulations to everyone again.

Martin Anstice - Lam Research Corp. - President and COO

Thank you.

Operator

Krish Sankar, Bank of America Merrill Lynch.

Krish Sankar - Bank of America Merrill Lynch - Analyst

Hi. Can you hear me?

Martin Anstice - Lam Research Corp. - President and COO

Yes.

Krish Sankar - Bank of America Merrill Lynch - Analyst

Yes. Hi, congratulations again to everyone. It definitely makes a lot of sense from a product and synergy standpoint. I had a specific question, if I look over the last several years, the product strategy of Lam and Novellus has been slightly different. Lam has been focused on the technology of the product and then try to gain market share as compared to Novellus, which has been more diversified. So, going ahead, what is the product strategy going to be? Are you guys going to look at all the Novellus products and go ahead with it or you are going to focus on CVD and let’s say, get rid of some of the lower market share products like PVD?

Martin Anstice - Lam Research Corp. - President and COO

I think that, I mean -- you articulated the Lam strategy very nicely. We have, for a number of years now, had a strategy to focus on EDGE and adjacent markets and as I mentioned in my prepared comments, this is a very kind of intuitive step for us.

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DECEMBER 14, 2011 / 11:15PM GMT, LRCX - Lam Research To Discuss Merger Agreement to Acquire Novellus Systems Conference Call

We see a tremendous set of opportunities in front of us. We have, as we previously communicated a broad set of metrics that we use to process in making investments in segments of the business, you are familiar with that, and to a large extent that will prevail prospectively. We’re absolutely committed to supporting our customers. First and foremost, that’s one of the foundational elements of this transaction, and we see exciting opportunities in the case of Peter Wolters, for example, the growth is available to us and can even create kind of a cyclical income streams that are new potential for the combined company.

Specifically, at a product level and this is applicable to both stand-alone companies today, we’ll be addressing in the coming kind of weeks and months, product offerings more in the context of the integration planning, but there is great opportunity, solid plans and as Tim and I both have messaged today, our commitment is on the execution of those stated plans.

Krish Sankar - Bank of America Merrill Lynch - Analyst

Got it, got it. Thank you, very much and congrats to Steve and Rick on a stellar career. Thanks guys.

Steve Newberry - Lam Research Corp. - CEO and Vice Chairman

Thanks Krish.

Operator

Atif Malik, Morgan Stanley.

Atif Malik - Morgan Stanley - Analyst

Hi, thanks for taking my question. Congratulations to both the teams. My first question, I would like to understand the overlap in the strip market, is there any overlap between the products?

And then the second question, as you guys mentioned that your customers are still going to make the best-of-breed decision, that when I look at Applied Materials and Tokyo Electron, these are the two companies that are far more diversified in their products, I do not see evidence that they have grown market share in, let’s say EDGE or deposition just because they are more diversified, they can offer more products. So what will be secret sauce for Lam and Novellus here that can help them grow market share together?

Martin Anstice - Lam Research Corp. - President and COO

I think the secret sauce is what you just articulated. It’s a continued focus on what’s made us successful so far, which is best-in-breed developments of hardware, software processed and getting the integration on the collaboration with customers at the right level. That’s what’s made us successful independently and that’s what Tim and I are committed doing to prospectively. Directly to your question in strip, the quick answer is no overlap of any significance. For us, the strip solution tends to be an integrated solution and obviously for Novellus, it’s a stand-alone play. I think that will, I’m sure, transpire to the opportunities for us to find additional growth ahead of us, but certainly that wasn’t, kind of, at the forefront of our thinking, relative to the transaction.

Atif Malik - Morgan Stanley - Analyst

Great, thanks. Congratulations.

Operator

Chris Blansett, JPMorgan.

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DECEMBER 14, 2011 / 11:15PM GMT, LRCX - Lam Research To Discuss Merger Agreement to Acquire Novellus Systems Conference Call

Chris Blansett - JPMorgan - Analyst

Hi guys, just a quick question about the integration and the savings you expect. Is there going to be a quarter where you see this kind of all roll-up or should this be a pretty gradual transition until the end of -- till the end of 2012?

Ernie Maddock - Lam Research Corp. - SVP and CFO

We would expect to begin seeing synergies from day one. However, getting to that run rate level that we’ve articulated, which is [about] $100 million is a fourth quarter 2013 scenario. But clearly, as we begin the integration process, we’re going to be working hard to deliver on those synergies that are available to us in the short term.

Chris Blansett - JPMorgan - Analyst

And then, I guess, the follow on, and this may be too early for you to answer, but should we see the savings in the manufacturing side first, the OpEx line first, or is it kind of going to all be happening at the same time?

Ernie Maddock - Lam Research Corp. - SVP and CFO

I think that there is probably a little greater opportunity to see some earlier synergies in the manufacturing line as we begin to approach common suppliers and leverage that supply base, but certainly we’re going to be working both sides of that coin in a very urgent and direct manner.

Steve Newberry - Lam Research Corp. - CEO and Vice Chairman

One of the realities I hope we are all sensitive to. Certainly, one of the realities that we are sensitive to running our businesses is that we don’t really get chance to sit in isolation and talk about synergies in terms of supply chains because to a very large extent, our customers have very strict controls and ever increasing controls over their qualification processes with their customers. And so, as we develop our plans, there will be engagements with customers that define the timelines that were available, not just to create the opportunity for a synergy, but to make it real because negotiating with suppliers and getting a great deal and never is being able to sell it because you fail to get a qualification with a customer is not our plan and desire obviously. But this is about partnership, it’s about collaboration, and it will be about our ability to articulate the value to the customer of the combined capability and it’s a great opportunity for us.

Chris Blansett - JPMorgan - Analyst

I guess, Martin, on that note, your time frame for full integration, that kind of takes into account your viewpoint that you’ll get all the buy-in from your customers if you do some potential manufacturing shuffling from supplier to supplier to consolidate.

Martin Anstice - Lam Research Corp. - President and COO

Yes. Clearly, we wouldn’t have articulated the timing and the dollar if that was not true. Right.

Chris Blansett - JPMorgan - Analyst

Thank you.

Operator

Jagadish Iyer, Piper Jaffray.

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DECEMBER 14, 2011 / 11:15PM GMT, LRCX - Lam Research To Discuss Merger Agreement to Acquire Novellus Systems Conference Call

Jagadish Iyer - Piper Jaffray - Analyst

Yes, thanks for taking my question. Congratulations once again. Couple of questions. Two questions mainly. I just wanted to understand, I know you kind of highlighted something about manufacturing savings. I just want to know, would you have some kind of a common manufacturing strategy going forward, given that Novellus has a manufacturing operation in Oregon, and you guys have it in overseas. So, I just want to kind of understand what your thought process is going forward as you integrate both the companies.

Tim Archer - Novellus Systems, Inc. - COO

Yes. Jagadish, it’s important to understand that both companies have engaged in an outsource business model to different levels, but nonetheless have a significant number of common suppliers and it is in those common suppliers that we believe the most significant and earliest leverage will be. And in terms of manufacturing synergies in the classic (technical difficulty), frankly we believe that those are going to be less significant than the synergies that we find by successfully looking at the common supply base, as Martin said, working with our customers to ensure that any changes that we want to make are acceptable to the customers and drive from that perspective. So, it really is an effort focused externally as opposed to significantly internally.

Jagadish Iyer - Piper Jaffray - Analyst

Right. Just as a follow-up, I just wanted to understand, in terms of the new product line roll out, do you think there could be some kind of a synergy in terms of commonality of platforms and things like that likely at the 450 millimeter rather it’s too late for 300 millimeter. Is that the right way to think about it, please?

Martin Anstice - Lam Research Corp. - President and COO

Yes, I’ll provide a little bit of perspective and then kind of ask Tim to supplement it. The answer is very clearly there are opportunities, and there are opportunities for us in the areas that you just described and there are opportunities for us to kind of accelerate some of the standalone plans of our companies through optimizing and sharing some things that aren’t available to us in our current form. And I think that opportunity exists at 300 millimeters and it exists at 450 millimeter. Needless to say, we’re now circled back to the qualification timelines of customers that’s been relevant to when that ultimately kind of prevails. Tim, any?

Tim Archer - Novellus Systems, Inc. - COO

Yes, I think that there was a question about right time for this combination. Clearly, this is a unique opportunity for the two companies to intercept the design of 450 millimeter platforms where there really is a platform overlap within the vacuum dry side as well as the potentially on the wet side of the business. And it really is something that -- that is a very unique opportunity to find commonality and find savings in both the development, as well as how quickly we can mature the reliability of those platforms, just given the increased scale that you achieve through that commonality.

But I think that we don’t want to give up on opportunities that still exist at 300 millimeter. There is a tremendous number of technology inflections, which will still occur and new tools, new modules, new products that would be needed over the next several years. And I think there is great opportunity for the two companies to harmonize our development efforts around those new opportunities as well.

Martin Anstice - Lam Research Corp. - President and COO

I think it’s -- maybe one quick headline, it should be obvious to everybody from public disclosure from the semiconductor space that even the most aggressive customers relative to 450 millimeter transition are articulating a number of years, maybe five or six of significant volume buys of 300 millimeter tool set level. So, a good opportunity in both places for us.

Jagadish Iyer - Piper Jaffray - Analyst

Thank you. Congrats.

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DECEMBER 14, 2011 / 11:15PM GMT, LRCX - Lam Research To Discuss Merger Agreement to Acquire Novellus Systems Conference Call

Operator

Patrick Ho, Stifel Nicolaus.

Patrick Ho - Stifel Nicolaus - Analyst

Thank you, and I also want to echo my congratulations again to Steve and Rick, a nice [thing] end to your tenure as CEO at Novellus.

Rick Hill - Novellus Systems, Inc. - Chairman and CEO

Thank you.

Patrick Ho - Stifel Nicolaus - Analyst

Martin, maybe if you could just give a little bit of color in terms of your comment about accelerating revenue growth in this combined entity. I can clearly see the synergy, the cost savings, the commonality that you are talking about. Can you just give a little color of how the acceleration of revenue growth will be in this combined company? Is it simply just a lever to customers or is there more to it?

Martin Anstice - Lam Research Corp. - President and COO

I think there is -- I’m not sure even in an expanded-consolidated form I could ever declare leverage with customers, but clearly relevancy increases and that is an important part of how they see us in terms of criticality and that is something that’s critically important in terms of the collaboration model that both companies have invested in and will feature significantly in a strategic priority for our combined company.

I think there are some more fundamental opportunities for us to accelerate and that’s in areas where -- stating the obvious perhaps, there are always things that you would like to have that you do not. There are always roadmaps from technology and product perspectives that you would like to accelerate. And I do not intend to tip my hands to competition here, but we have already identified several areas where we can help each other by contributing already developed hardware or process competency across the broader portfolio for the Company.

Patrick Ho - Stifel Nicolaus - Analyst

Right, and maybe just a follow-up question, and maybe specifically for you, Martin, given that you work very closely with the SEZ integration, what lessons can you take from there as you take on the integration of -- obviously a much larger acquisition?

Martin Anstice - Lam Research Corp. - President and COO

I guess, the more cynical question would be, you made all of the mistakes and won’t make them again, and I think both of us would say deals are, by their very nature, challenging, I do not think we sit here as a combined company management team and ignore the challenges that exist in front of us. I mean this is a very significant consolidation and a significant challenge for the management team, but we’re very excited about that, we believe that the culture of the combined companies is a true enabler to making that easy. I think both companies have some history, limited obviously in the context of the scale of this transaction, which arms us with a good understanding of the things that went well that we intend to repeat and the things that we don’t intend to repeat because they didn’t deliver the intended result.

So, there’s a great learning experience set that’s captured and harnessed in the Company and directly applicable to the decisions and choices that Tim and I and Ernie will make in the coming months.

Patrick Ho - Stifel Nicolaus - Analyst

Great, thanks a lot again.

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DECEMBER 14, 2011 / 11:15PM GMT, LRCX - Lam Research To Discuss Merger Agreement to Acquire Novellus Systems Conference Call

Martin Anstice - Lam Research Corp. - President and COO

Thank you.

Operator

Edwin Mok, Needham & Company.

Edwin Mok - Needham & Company - Analyst

Hi, thanks for taking my question, so -- and also congrats to you guys. So first question I have is on the accretion, in terms of the acquisition being accretive, it would have been one year. Does that not include -- just to clarify, does that not include, meaning accretive as in do you drive some incremental synergy? Because if we look at Novellus, obviously, it’s a pretty profitable company, if you include that just on your financial [you too] would have been accretive for you guys, wouldn’t it?

Tim Archer - Novellus Systems, Inc. - COO

The accretion is accretive relative to Lam’s plans and Lam’s forecasted EPS and, obviously, we’re looking at Street estimates here. So the accretion that we talked about is in the context of that.

Edwin Mok - Needham & Company - Analyst

I see. Great, sir. Thanks for clarifying that. And then on the account revenue in line with Patrick’s question, in terms of the revenue synergy, how much of that do you think will come from products that you guys maybe will integrate or leverage each other versus potentially driving incremental service or spare type of business?

Martin Anstice - Lam Research Corp. - President and COO

As much as I’d like to give you every piece of information in this role, I’m going to resist that temptation. I think Tim and I have a bunch of things to work through as we expand, obviously, the population of people in our companies and our customer base that are aware of this transaction. And that will create the definitive list of things that we intend to prioritize and pursue. And as that becomes clearer to the two of us that you can expect that to feature in kind of a public disclosure next year.

Edwin Mok - Needham & Company - Analyst

I see. Maybe I can squeeze one and so, after the acquisition is completed, how do you envision your Company overnight, so (inaudible) two different comp division, if you will, right, do you envision like multiple divisions or do you envision all of these combined?

Martin Anstice - Lam Research Corp. - President and COO

Well, I think, one of the most important things, frankly, is the organization of the Company at the customer interface. So, the decision that we have made is that we will have a single face to our customer, all products, all services. And that’s the most fundamental thing that is relevant to answering your question. That’s the easy decision to make and that is one of the primary enablers to the financial presentation that we’re making.

Shanye Hudson - Lam Research Corp. - Director, IR

Operator, we have time for two more calls, question.

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DECEMBER 14, 2011 / 11:15PM GMT, LRCX - Lam Research To Discuss Merger Agreement to Acquire Novellus Systems Conference Call

Operator

Vishal Shah, Deutsche Bank.

Vishal Shah - Deutsche Bank - Analyst

Yes, hi, thanks for taking my question and congratulations. I guess, I just wanted to follow up on 450 millimeter spending. To what extent will the spending on -- from the joint company depend on 2012 outlook for what we expect the equipment spending? And also how does this change Lam’s plan on 450 millimeter, given that they were previously not present in one of the big microprocessor customers? Thank you.

Martin Anstice - Lam Research Corp. - President and COO

I think we’ve answered that question as standalone companies, but just to quickly deliver a headline for Lam and then perhaps Tim or Rick will supplement for Novellus. Quick answer is, it doesn’t change our plans at all. The plans that exist in our Company exist and are committed ongoing.

Relative to the financial part of your question, as I think I stated in the last earnings call, the primary increases of spending in the 2012 timeframe, certainly early 2012, really not related to the 450 millimeter platform. We’re in a common state of evaluation and engagements. And we’re certainly invested in participating in the right place at the right time, not being early, not being late, and that includes the consortia that was announced some months ago as well as the leading companies that are articulating their commitment to that transition. Tim?

Tim Archer - Novellus Systems, Inc. - COO

Yes. I think that echoing what Martin said, there is no immediate change to any plans relative to 450 millimeter investment in 2012. I think the one key takeaway that we’ve tried to reiterate several times in the call today is that we see one of the most significant benefits of this combination being the speed at which the combined company will be able to deliver solutions to customers. And whether it would be a 300 millimeter or 450 millimeter, we think that ability to bring products to market faster at a more advanced state of maturity will be beneficial. And so while it doesn’t change plans in the short run, I think you will start to see more significant impact on 450 millimeter development as we get closer to the time as Martin says, when it’s actually needed by the industry.

Operator

Weston Twigg, Pacific Crest.

Weston Twigg - Pacific Crest Securities - Analyst

Hi, guys, again congratulations. This is a pretty big announcement and very exciting. I just have one final question. I’m wondering if you could help me understand, are there any approval hurdles or any potential hiccups along the way that we need to watch out for. Or what might happen [if you can derail] this merger?

Martin Anstice - Lam Research Corp. - President and COO

I mean, there are customary approval process. I think, you’re well aware of what’s required for transactions of this form, and certainly some of the competitive dynamic regulations that [can tend to get] in the way are really not anticipated to be relevant in this transaction in any meaningful way. I mean, we -- as we’ve articulated, we’re not sitting here with competing products, we’re sitting here with complementary products and that’s the big part of the confidence that we have, that there is a process to step through. It will take the necessary time, but we do not anticipate significant issues.

Weston Twigg - Pacific Crest Securities - Analyst

Okay. Very helpful. Thank you.

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DECEMBER 14, 2011 / 11:15PM GMT, LRCX - Lam Research To Discuss Merger Agreement to Acquire Novellus Systems Conference Call

Operator

Thank you. And gentlemen, at this time, I’ll turn the conference back over to you for any closing remarks.

Martin Anstice - Lam Research Corp. - President and COO

I’ll have just a few closing remarks. I wanted to express first of all something that Steve mentioned at the outset appreciating your willingness to join us on the call at short notice. The management team that’s responsible for delivering on the messages that we’ve spoken to you today, the combined company management team, really excited about this opportunity, it really is a tremendous honor to have the opportunity to share this news with you and then ultimately provide the leadership to delivering those results.

And as I said in my prepared comments, I think we all are blessed with the support and the council and the ongoing partnership that Rick and Steve both make available to us. And so, that’s a unique opportunity and one that we’re very excited about. Steve, Rick, any comments from your perspective in closing.

Rick Hill - Novellus Systems, Inc. - Chairman and CEO

I’d like to just add one comment and that is, let’s -- the thing the we need to focus on here is the fact that a lot of times you see acquisitions go on where a strong company acquires a weak company, it’s usually a situation where someone sees an opportunity. This is very, very different. It’s one where you have two very, very strong well-run financially companies where there’s an opportunity because of as Martin has articulated very, very clearly, where the technology is going and the match between the technology is going and it’s facilitated because Steve and I along with Jim Bagley have had a long-term relationship where we share common cultural biases on how to run the business and then as a consequence that’s embedded in both organization.

And so, one of the biggest risks in any acquisition is of course, integration, and again as Martin has said, when you go through a due diligence process and you find out that the only difference between the way people look at a marketing problem is a difference between a square box and a round circle, that’s a very, very positive thing when you’re going to put two very, very good properties together.

And so, with that, I’m very excited with Martin and Tim as a team to take this to the next level and I do believe this is a seismic change, okay. It really changes the dynamics of the competition in this industry. It’s something our customers have wanted. It’s something that our customers will appreciate and it will accentuate what we can do and the speed at which they can do it.

Steve Newberry - Lam Research Corp. - CEO and Vice Chairman

So, in closing, I trust that the content of what has been communicated here today by the members of the management team that as Martin said are going to be responsible to execute this clearly demonstrates to you the significance of the opportunity that this represents. And it’s been a great honor and privilege to have served in the roles that I have with many people in the industry, and as I said, I think Martin, Tim, and Ernie form an outstanding team and I look forward to working with them in my going forward role as Vice Chairman.

So, with that, we want to thank you for your participation in this call and we look forward to ongoing discussions relative to helping you understand the tremendous benefits and opportunities this merger represents. Thank you very much.

Operator

Thank you, ladies and gentlemen. That does conclude our conference for today. Thank you for your participation. You may now disconnect.

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DECEMBER 14, 2011 / 11:15PM GMT, LRCX - Lam Research To Discuss Merger Agreement to Acquire Novellus Systems Conference Call

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This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger, Lam intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Lam and Novellus that also constitutes a prospectus of Lam. Lam and Novellus will furnish the joint proxy statement/prospectus and other relevant documents to their respective security holders in connection with the proposed merger of Lam and Novellus. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, WE URGE SECURITY HOLDERS AND INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT LAM AND NOVELLUS AND THE PROPOSED MERGER. The proposals for the merger will be made solely through the joint proxy statement/prospectus. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Lam Research Corporation, Investor Relations, 4650 Cushing Parkway, Fremont, CA 94538-6401, or from Novellus Systems, Inc., Investor Relations, 4000 North First Street, San Jose, CA 95134. Security holders will be able to obtain, free of charge, copies of the joint proxy statement/prospectus and S-4 Registration Statement and any other documents filed by Lam or Novellus with the SEC in connection with the proposed Merger at the SEC’s website at http://www.sec.gov, and at the companies’ websites at www.lamresearch.com and www.novellus.com, respectively.

Forward-Looking Statements

This announcement contains, or may contain, “forward-looking statements” concerning Lam and Novellus (together such companies and their subsidiaries being the “Merged Company”), which are subject to the safe harbor provisions created by the Private Securities Litigation Reform Act of 1995. Generally, the words “believe,” “anticipate,” “expect,” “may,” “should,” “could,” and other future-oriented terms identify forward-looking statements. Forward-looking statements include, but are not limited to, statements relating to the following: (i) the expected benefits of the Merger and the repurchase program, the expected accretive effect of the Merger and the repurchase program on the Merged Company’s financial results, expected cost, revenue, technology and other synergies, the expected impact for customers, employees and end-users, future capital expenditures, expenses, revenues, earnings, economic performance, financial condition, losses and future prospects; (ii) business and management strategies and the expansion and growth of Lam’s or Novellus’s operations; (iii) the effects of government regulation on Lam’s, Novellus’s or the Merged Company’s business; (iv) future industry developments and trends; (v) the anticipated timing of shareholder meetings and completion of the proposed merger and the repurchase program; and (vi) assumptions underlying any of the foregoing statements.

These forward-looking statements are based upon the current beliefs and expectations of the management of Lam and Novellus and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Lam’s and Novellus’s ability to control or estimate precisely and include, without limitation: the ability to obtain governmental or stockholder approvals of the Merger or to satisfy other conditions to the Merger on the proposed terms and timeframe; the possibility that the Merger does not close when expected or at all, or that the companies may be required to modify aspects of the Merger to achieve regulatory approval; the ability to realize the expected synergies or other benefits from the transaction in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the Merger; the ability to integrate Novellus’s and Lam’s businesses in a timely and cost-efficient manner; uncertainties in the global economy and credit markets; unanticipated trends with respect to the cyclicality of the semiconductor industry; and rates of change in, future shipments, margins, market share, capital expenditures, revenue and operating expenses generally; volatility in quarterly results and in the stock price of the Merged Company; customer requirements and the ability to satisfy those requirements; customer capital spending and their demand for the Merged Company’s products; the ability to defend the Merged Company’s market share and to gain new market share; anticipated growth in the industry and the total market for wafer-fabrication and support equipment and the Merged Company’s growth relative to such growth; levels of research and development (“R&D”) expenditures; the estimates made, and the accruals recorded, in order to implement critical accounting policies (including but not limited to the adequacy of prior tax payments, future tax liabilities and the adequacy of the Merged Company’s accruals relating to them); access to capital markets; the ability to manage and grow the Merged Company’s cash position; the sufficiency of the Merged Company’s financial resources to support future business activities (including but not limited to the repurchase program, operations, investments, debt service requirements and capital expenditures); inventory levels and inventory valuation adjustments; the impact of legal proceedings; unexpected shipment delays which adversely impact shipment volumes; inaccuracies related to the timing and satisfaction of remaining obligations related to vacated leases; the inability to recover the amortized cost of investments in auction-rate securities, market changes negatively affecting auction-rate securities and the government’s inability to guarantee the underlying securities; the inability to enforce the Merged Company’s patents and protect its trade secrets; and other risks and uncertainties, including those detailed from time to time in Lam’s and Novellus’s periodic reports (whether under the caption Risk Factors or Forward Looking Statements or elsewhere). Neither Lam nor Novellus can give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither Lam nor Novellus nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of Lam, Novellus, or the Merged Company, following the implementation of the Merger or otherwise. No statement in this announcement should be interpreted to mean that the earnings per share, profits, margins or cash flows of Lam or the Merged Company for the current or future financial years would necessarily match or exceed the historical published figures.

Participants in the Solicitation

The directors and executive officers of Novellus and Lam may be deemed to be participants in the solicitation of proxies in connection with the approval of the proposed transaction. Lam plans to file the registration statement that includes the joint proxy statement/prospectus with the SEC in connection with the solicitation of proxies to approve the proposed transaction. Information regarding Lam’s directors and executive officers and their respective interests in Lam by security holdings or otherwise is available in its Annual Report on Form 10-K filed with the SEC on August 19, 2011 and its Proxy Statement on Schedule 14A filed with the SEC on September 19, 2011. Information regarding Novellus’s directors and executive officers and their respective interests in Novellus by security holdings or otherwise is available in its Annual Report on Form 10-K filed with the SEC on February 25, 2011 and its Proxy Statement on Schedule 14A filed with the SEC on April 8, 2011. Additional information regarding the interests of such potential participants is or will be included in the joint proxy statement/prospectus and registration statement, and other relevant materials to be filed with the SEC, when they become available, including in connection with the solicitation of proxies to approve the proposed transaction and to elect directors.